Exhibit 99.1

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

November 16, 2011	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OJVG IDENTIFIES ADDITIONAL NEW GOLD DISCOVERIES TO COMPLIMENT EXISTING DEPOSIT RESOURCES

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), is pleased to provide an exploration progress update for the OJVG Gold Project in Senegal, West Africa.

OJVG is continuing to examine financing, development and strategic alternatives to build value for Oromin and its partners in OJVG, Bendon International and Badr Investment & Finance, as it continues with its successful exploration of the Project.

Currently, the OJVG Gold Project hosts eight gold deposits which collectively contain Indicated Resources of 3.31 million ounces, and Inferred Resources of 0.43 million ounces, summarized in detail on page 4 of this News Release. All eight of the current OJVG Gold deposits remain open to considerable lateral and depth expansion, in part demonstrated by the successful deep drilling program completed earlier this year at the Golouma deposit (refer to Oromin News Release of July 14, 2011).

In addition to the eight deposits, ongoing exploration has successfully identified the following ten further high-priority targets and new discoveries, (shown on the accompanying plan map):

New Discoveries / Targets

1. Mamasato	6. Torosita
2. Kinemba	7. Golouma Northwest
3. Sekoto	8. Saboraya
4. Koutouniokolla	9. 950 Zone / Golouma West Extension
5. Kouroundi	10. Kourouloulou South

During the past few months, varying amounts of exploration activity and drilling has been undertaken on most of these discoveries and targets. Although some of these priority targets remain at a very early stage, such as the two newest discoveries at Kouroundi and Torosita, others are sufficiently advanced to permit the preparation of an initial resource estimate. The more advanced of these targets are Mamasato, Kinemba, Sekoto and Koutouniokolla. Continued positive exploration results at these numerous priority targets could further enhance the Project’s overall Resource base. The following summarizes the recent exploration results for 6 of the OJVG targets and new discoveries.

MAMASATO:

Mamasato is located approximately 4.5 kilometres north of the Golouma deposit and approximately 2 kilometres southeast of the centre of the Masato deposit. Mamasato is represented by an 800 metre long, east-west oriented gold-in-soil geochemical anomaly (>100 ppb gold) which is coincident with a series of NNE and E-W oriented quartz vein systems hosted by two or three sub-parallel sheared and altered zones within a package of mafic volcanics and felsic intrusive units. The average oxide depth at Mamasato is the range of 50 to 60 metres below surface making it another potential source of mineralization that can be evaluated as near surface, CIL “soft-ore” mill feed.

To date, 50 drill holes have been completed at Mamasato testing the lateral extent of the alteration zone across a 650-metre strike extent and locally to approximately 250-metres down dip. Results for six holes are pending.

Previously released trenching and drilling results include:

- 1.18 g/t gold over 9 metres in TRX-360 (Section 1+50E)	- 2.09 g/t gold over 7 metres (46-53) in DH-994
- 2.78 g/t gold over 18 metres in TRX-357 (Section 3+20E)	- 2.23 g/t gold over 7 metres (42-49) in DH-997
- 1.35 g/t gold over 15 metres in TRX-361 (Section 6+20E)	- 10.11 g/t gold over 4 metres (50-54) in DH-998
- 2.86 g/t gold over 6 metres (36-42) in DH-985	- 3.58 g/t gold over 5 metres (63-68) in DH-1001
- 2.64 g/t gold over 5 metres (40-45) in DH-987

The most significant results from recent drilling at Mamasato include:

- 1.32 g/t gold over 7 metres (41-48) in DH-993	- 1.99 g/t gold over 6 metres (196-202) in DH-1017
- 5.72 g/t gold over 1 metre (25-26) in DH-1006	- 2.55 g/t gold over 12 metres (70-82) in DH-1032
- 1.67 g/t gold over 10 metres (100-110) in DH-1014	- 3.70 g/t gold over 5 metres (170-175) in DH-1035
- 2.56 g/t gold over 4 metres (116-120) in DH-1014	- 1.95 g/t gold over 4 metres (38-42) in RC-927

KINEMBA:

Kinemba is located approximately 5 kilometres southwest of the Golouma deposit. At Kinemba, drilling to date has intersected multiple zones of potential Heap Leach gold mineralization along a minimum strike extent of 550 metres and locally to depths of approximately 200 metres. As at Mamasato, the oxide depths at Kinemba are approximately 50 to 60 metres below surface. Kinemba is another source of near surface mineralization that can be evaluated as potential Heap Leach or CIL mill feed. Previously released results from Kinemba include:

- 2.16 g/t gold over 14 metres in RC-868	- 0.72 g/t gold over 25 metres in RC-889
- 1.32 g/t gold over 13 metres in RC-870	- 1.92 g/t gold over 5 metres in DH-795
- 1.41g/t gold over 14 metres in RC-871	- 2.40 g/t gold over 10 metres in DH-803
- 1.32 g/t gold over 8 metres in RC-876	- 1.64 g/t gold over 7 metres in DH-810
- 0.99 g/t gold over 12 metres in RC-877	- 1.66 g/t gold over 7 metres in DH-988
- 1.49 g/t gold over 5 metres in RC-882

SEKOTO:

Sekoto is located approximately 9 kilometres northeast of the Golouma deposit and approximately 4 kilometres east of the Masato deposit. Sekoto has only recently been the focus of exploration drilling as a potential Heap Leach deposit, following up on previous exploration hole RC-363 which intersected 1.15 g/t gold over 16 metres, from 170 to 186 metres. Exploration drilling has targeted oxide mineralization up-dip of the RC-363 intersection. Drill holes completed to date along a strike extent of approximately

400 metres have identified a deeper than usual oxide depth, ranging between 50 and 75 metres below surface.

Previously released results from Sekoto include:

- 0.65 g/t gold over 23 metres in RC-899	- 0.81 g/t gold over 6 metres in RC-904
- 1.67 g/t gold over 18 metres in RC-899	- 0.55 g/t gold over 12 metres in DH-996
- 0.84 g/t gold over 12 metres in RC-900	- 1.16 g/t gold over 6 metres in DH-996
- 0.75 g/t gold over 11 metres in RC-903	- 1.50 g/t gold over 36 metres in DH-999

The most significant recent drilling results include:

- 2.88 g/t gold over 5 metres in DH-992
- 0.72 g/t gold over 4 metres in DH-1004
- 0.89 g/t gold over 5 metres in DH-1008

KOUTOUNIOKOLLA:

Koutouniokolla is located approximately 3.5 kilometres to the southwest of the Golouma deposit. This priority target is similar to many others at the OJVG Gold Project in that Koutouniokolla is represented by intersecting gold-bearing structures, one trending north-northwest and the other north-northeast. Drilling to date has been limited to an area of 150 metres by 150 metres and to depths of 100 to 150 metres. Previously released results include the following:

- 1.97 g/t gold over 8 metres in DH-808	- 1.41 g/t gold over 7 metres in DH-831
- 3.86 g/t gold over 5 metres in DH-813	- 54.46 g/t gold over 1 metre in DH-843
- 1.44 g/t gold over 34 metres in DH-820	- 1.54 g/t gold over 10 metres in RC-893
- 3.29 g/t gold over 14 metres in DH-823	- 4.30 g/t gold over 16 metres in RC-895
- 3.62 g/t gold over 13 metres in DH-827

The most significant of Oromin’s recent drilling results include:

- 3.05 g/t gold over 6 metres in RC-926	- 2.63 g/t gold over 14 metres in DH-1045
- 20.65 g/t gold over 13 metres in RC-926	- 1.14 g/t gold over 8 metres in DH-1063
- 1.41 g/t gold over 13 metres in DH-1063

Drilling is ongoing at Koutouniokolla.

KOUROUNDI:

The Kouroundi discovery is located 3 kilometres to the north of the Golouma deposit. Kouroundi is a broad north-northwest trending shear hosted quartz vein system which abuts against and continues beneath an extensive laterite plateau. The discovery trench at Kouroundi, adjacent to the laterite cover, returned 2.05 g/t gold over 20 metres, including 3.5 g/t gold over 9 metres. Results from the initial drilling at Kouroundi, mimic the trenching, in that both visually and analytically there is a noted improvement to the north towards and beneath laterite cover. Recent results from the northernmost section drilled at this very early stage of exploration include:

- 0.66 g/t gold over 10 metres (27-37) in DH-1055
- 1.47 g/t gold over 8 metres (30-38) in DH-1058 (including 4.67 g/t gold over 2 metres)

Results are pending from seven additional holes completed at Kouroundi, all of which are located further north along trend.

TOROSITA:

One of the newest discoveries at the OJVG Gold Project, Torosita is located 6 kilometres west of the Golouma deposit. Torosita comprises a series of gold-in-soil geochemical anomalies (>100 ppb gold) localized within a vast area of laterite cover. These anomalies are coincident with a series of NE-trending altered shear zones over strike extent of up to 1 kilometre as demonstrated by recent trenching. In addition to the extensive regional structural target, a series of NNW and E-W oriented higher-grade dilational shear hosted quartz veins have been identified through surface prospecting, trenching and active small-scale artisanal mining. Surface prospecting results from these higher grade zones include values of 15.55 g/t gold, 26.61 g/t gold and 35.1 g/t gold. Drilling has not yet started at Torosita although is planned prior to year end.

The following summarizes the most significant results from the initial trenching of the NE-trending Torosita Heap Leach target:

- 0.90 g/t gold over 10 metres in TRX-374	- 0.76 g/t gold over 17 metres in TRX-389
- 0.73 g/t gold over 10 metres in TRX-377	- 1.14 g/t gold over 12 metres in TRX-390
- 0.82 g/t gold over 13 metres in TRX-388	- 0.86 g/t gold over 7 metres in TRX-391

Complete interval breakdowns for the above listed recent drill holes at Mamasato, Sekoto, Koutouniokolla and Kouroundi are summarized in the accompanying appendix.

OJVG DEPOSIT RESOURCES

Based on the most recent Resource update completed on behalf of the OJVG utilizing drilling data to the end of 2010, and announced in Oromin’s New Releases dated May 5 and May 12, 2011, the OJVG Gold Project hosts an Indicated Resource of 3,312,000 ounces of gold and an Inferred Resource of 430,000 ounces of gold, comprised of the following:

  The combined Golouma, Kerekounda and Kourouloulou deposits host an Indicated Resource of 1,380,000 ounces (12,748,000 tonnes grading 3.36 g/t gold) and an Inferred Resource of 180,000 ounces (1,404,000 tonnes grading 4.09 g/t gold).

  The Masato deposit hosts an Indicated Resource of 1,457,000 ounces (35,531,000 tonnes grading 1.28 g/t gold) and an Inferred Resource of 130,000 ounces (3,233,000 tonnes grading 1.25 g/t gold).

  The Bulk Tonnage/Heap Leach deposits host a current Indicated Resource of 475,000 ounces (20,606,000 tonnes grading 0.71 g/t gold) and an Inferred Resource of 120,000 ounces (7,046,000 tonnes grading 0.53 g/t gold).

The 2011 OJVG exploration program is continuing with excavator trenching on several new exploration targets and further drilling using three drills testing a variety of priority targets throughout the Project.

Technical Supervision

Doug Turnbull, P. Geo., is a qualified person for the purposes of National Instrument 43-101, and has verified the data disclosed in this news release. William Bond, P. Geo., is also a qualified person for the purposes of National Instrument 43-101, and has supervised geologic field procedures. TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Priority Targets (CIL and Heap Leach)
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Name	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
MAMASATO	DH-993	58029N/14756E	165/-45	41-48	7	1.32
				incl.47-48	1	4.80
	DH-1006	58023N/14631E	165/-45	25-26	1	15.72
	DH-1014	58073N/14621E	165/-75	100-110	10	1.67
				incl.106-110	4	3.00
				116-120	4	2.56
				incl.119-120	1	7.75
	DH-1017	58214N/14665E	165/-65	196-202	6	1.99
				incl.200-201	1	7.46
	DH-1019	58017N/14574E	165/-45	39-53	14	0.87
				incl.45-53	8	1.33
				incl.45-47	2	3.09
	DH-1025	58038N/14795E	165/-45	49-57	8	0.59
	DH-1028	58077N/14556E	165/-50	87-92	5	0.76
	DH-1032	58066N/14704E	165/-65	70-82	12	2.55
				incl.71-76	5	3.37
				and 79-82	3	4.40
	DH-1034	58109N/14693E	165/-65	97-106	9	0.85
				incl.99-101	2	1.96
	DH-1035	58098N/14506E	165/-75	170-175	5	3.70
				incl.173-175	2	8.94
				incl.174-175	1	15.62
	DH-1039	58157N/14680E	165/-70	169-173	4	1.71
				incl.169-171	2	2.93
	DH-1040	58011N/14455E	165/-45	34-40	6	0.97
				incl.38-40	2	2.36
	RC-927	58021N/14494E	165/-50	23-28	5	0.63
				38-42	4	1.95
	DH-985*	58025N/14717E	165/-45	36-42	6	2.86
				incl.40-41	1	10.85
	DH-987*	58026N/14716E	160/-65	40-45	5	2.08
				52-57	5	2.64
				incl.52-54	2	5.51
	DH-994*	58022N/14670E	165/-75	46-53	7	2.09
				incl.48-51	3	3.72
	DH-997*	58029N/14757E	164/-45	42-49	7	2.23
	DH-998*	58031N/14757E	165/-75	50-54	4	10.11
				incl.52-53	1	36.69
	DH-1001*	58033N/14532E	165/-75	63-68	5	3.58
				incl.66-68	2	6.83
				72-75	3	2.39

*Previously reported.
Mineralized intervals are based on 1-metre samples utilizing 0.2 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Priority Targets (Heap Leach)
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Name	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
SEKOTO	DH-992	61411N/18127E	120/-50	32-40	8	0.35
				61-66	5	2.88
				incl.61-63	2	6.48
	DH-1004	61667N/18237E	120/-50	1-13	13	0.35
				21-29	8	0.37
				34-38	4	0.72
				incl.34-35	1	2.51
	DH-1008	61563N/18259E	120/-50	59-64	5	0.89
				incl.63-64	1	1.78
	RC-899*	61447N/18143E	120/-50	5-28	23	0.65
				incl.17-23	6	1.20
				56-74	18	1.67
				incl.56-60	4	5.29
				incl.56-57	1	15.79
				82-88	6	0.80
	RC-900*	61427N/18178E	120/-50	17-29	12	0.84
				incl.24-29	5	1.31
	RC-901*	61529N/18224E	120/-50	60-64	4	1.29
	RC-902*	61557N/18190E	120/-50	24-28	4	0.65
				68-73	5	1.67
	RC-903*	61593N/18204E	120/-50	11-22	11	0.75
				30-34	4	0.50
	RC-904*	61574N/18240E	120/-50	33-36	3	0.68
				49-55	6	0.81
	DH-996*	61521N/18174E	120/-50	8-20	12	0.55
				34-40	6	1.16
				incl.36-38	2	2.89
	DH-999*	61631N/18221E	120/-50	17-53	36	1.50
				incl.22-45	23	2.15
				incl.24-27	3	4.83
				and 26-39	3	6.05

*Previously reported.
Mineralized intervals are based on 1-metre samples utilizing 0.2 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Priority Targets (CIL and Heap Leach)
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
KOUTOUNIO	RC-926	50727N/12341E	130/-50	16-22	6	3.05
KOLLA				29-42	13	20.65
				incl.29-32	3	73.17
				incl.31-32	1	145.5
				and 40-41	1	31.62
	DH-1045	50707N/12387E	295/-70	29-43	14	2.63
				incl.36-40	4	4.81
				incl.36-37	1	10.65
	DH-1046	50723N/12346E	295/-80	8-13	5	1.29
				incl.10-12	2	2.94
	DH-1059	50763N/12340E	135/-60	46-55	9	0.87
				incl.47-48	1	3.02
				and 54-55	1	2.41
	DH-1063	50804N/12295E	135/-60	37-45	8	1.14
				incl.43-44	1	3.98
				99-112	13	1.41
				incl.100-104	4	2.60
	RC-893*	50740N/12310E	115/-60	26-36	10	1.54
	RC-895*	50723N/12346E	115/-60	67-83	16	4.30
				incl.67-71	4	12.16
	RC-896*	50656N/12399E	115/-50	19-37	18	0.74
				incl.22-31	9	0.95
				incl.23-26	3	1.81
	DH-808*	50671N/12367E	115/-50	63-71	8	1.97
				incl.68-69	1	8.30
				105-111	6	1.58
	DH-811*	50688N/12382E	115/-50	88-94	6	1.49
	DH-813*	50689N/12382E	115/-65	98-103	5	3.86
	DH-820*	50670N/12351E	115/-65	92-126	34	1.44
				incl.92-95	3	2.90
				and 120-126	6	3.07
	DH-823*	50703N/12388R	115/-50	5-19	14	3.29
				incl.14-18	4	5.85
	DH-827*	50704N/12387E	115/-65	6-19	13	3.62
				incl.7-8	1	16.82
	DH-831*	50671N/12365E	115/-65	127-134	7	1.41
	DH-843*	50715N/12319E	115/-65	33-34	1	54.46

*Previously reported.
Mineralized intervals are based on 1-metre samples utilizing 0.2 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Priority Targets (Heap Leach)
	Drill	Grid	Azimuth/	From - To	Interval	Gold Grade
Deposit	Hole	Co-Ordinate	Dip	(m)	(m)	(g/t)
KOUROUNDI	DH-1050	56275N/15490E	065/-70	27-31	4	0.79
	DH-1055	56293N/15482E	065/-70	27-37	10	0.66
				incl.33-37	4	1.03
	DH-1058	56293N/15482	065/-45	30-38	8	1.47
				incl.35-37	2	4.67

NIAKAFIRI	DH-1061	55560N/13137E	105/-50	7-31	24	1.43
SOUTHEAST				incl.17-30	13	2.30
				incl.23-28	5	4.43
				93-114	21	0.72
				incl.93-103	10	1.27
				incl.93-95	2	2.58

KOBOKOTO	RC-925	51952N/10951E	130/-50	0-7	7	1.55
				incl.6-7	1	3.02
				16-18	2	0.61

Mineralized intervals are based on 1-metre samples utilizing 0.2 g/t gold cut-off levels with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

OJVG Gold Project
Teranga Gold Corp.
OJVG
Site Plan Area
Granite
Volcanics
N
Sekoto
Masato Deposit
Mamasato
Teranga
OJVG
Kouroundi
Niakafiri SW Deposit
Niakafiri SE Deposit
Golouma Deposits
Kerekounda Deposit
Golouma NW
Maki Medina Deposit
Torosita
Golouma West Deposit
Saboraya
Kourouloulou Deposit
Kourouloulou South
950 Zone & Golouma West Extension
Golouma South Deposit
Bulk Tonnage Deposits
Kobokoto Deposit
Koutouniokolla
Goumbati West
Kinemba
OJVG Mining Lease 213 sq/km
Randgold
Legend
Proposed/existing open pit
Masato style target
Golouma style target
OJVG license
Existing road
Masato style deposit
Golouma style deposit
0 10 20 40
metres